BY-LAW NUMBER 1 A BY-LAW RELATING TO THE BUSINESS AND AFFAIRS OF ALAMOS GOLD INC. ARTICLE 1 INTERPRETATION 1.1 Definitions In this by-law: “Act” means the Business Corporations Act (Ontario) and the regulations enacted pursuant to it and any statute and regulations that may be substituted for them, as amended from time to time; “articles” means the articles, as that term is defined in the Act, of the Corporation; “auditor” means the auditor of the Corporation; “board” means the board of directors of the Corporation; “by-law” means a by-law of the Corporation; “Corporation” means Alamos Gold Inc., a corporation existing under the Act; “director” means a director of the Corporation; “officer” means an officer of the Corporation, and reference to any specific officer is to the individual holding that office of the Corporation; “person” means an individual, body corporate, partnership, joint venture, trust, unincorporated organization, association, the Crown or any agency or instrumentality thereof, or any entity recognized by law; “proxyholder” means an individual holding a valid proxy for a shareholder; “resident Canadian” has the meaning ascribed to that phrase in the Act; “shareholder” means a shareholder of the Corporation; “telephonic or electronic means” means telephone calls or messages, facsimile messages, electronic mail, transmission of data or information through automated touch-tone telephone systems, transmission of data or information through computer networks, any other similar means or any other means prescribed by the Act; and “voting person” means, in respect of a meeting of shareholders, an individual who is either a shareholder entitled to vote at that meeting, a duly authorized representative of a shareholder entitled to vote at the meeting or a proxyholder entitled to vote at that meeting.

-2- 1.2 Number, Gender and Headings In this by-law, words in the singular include the plural and vice-versa and words in one gender include all genders. The insertion of headings in this by-law and its division into articles, sections and other subdivisions are for convenience of reference only, and shall not affect the interpretation of this by-law. 1.3 By-Law Subordinate to Other Documents This by-law is subordinate to, and should be read in conjunction with, the Act, the articles and any unanimous shareholder agreement of the Corporation. 1.4 Computation of Time The computation of time and any period of days shall be determined in accordance with the Act. ARTICLE 2 DIRECTORS 2.1 Notice of Meeting Any director or the president and chief executive officer, may call a meeting of the board by giving notice stating the date, time and place of the meeting to each of the directors other than the director giving that notice. Notices sent by delivery or by telephonic or electronic means shall be sent no less than 72 hours before the time of the meeting. Notices sent by mail shall be sent no less than 5 days before the day of the meeting. The board may appoint, by resolution, dates, time and places for meetings of the board. A copy of any such resolution shall be sent to each director forthwith after being passed, but no other notice is required for any such meeting except as the Act may specifically require. 2.2 Meetings Without Notice A meeting of the board may be held without notice immediately following the first or any annual meeting of shareholders. 2.3 Place of Meeting A meeting of the board may be held at any place within or outside Ontario, and no such meeting need be held at a place within Canada. 2.4 No Notice to Newly Appointed Director An individual need not be given notice of the meeting at which that individual is appointed by the other directors to fill a vacancy on the board, if that individual is present at that meeting.

-3- 2.5 Quorum for Board Meetings A majority of the directors constitute a quorum at a meeting of the board. 2.6 Chairman of Board Meetings The chairman of a meeting of the board must be a director present at the meeting who consents to preside as chairman. The first-mentioned of the chair of the board or the appointed lead independent director, who so qualifies shall preside as chairman of the meeting. If none of them is so qualified, the directors present at the meeting shall choose a director to preside as chairman of the meeting. 2.7 Votes at Board Meetings Each director present at a meeting of the board shall have one (1) vote on each motion arising. Motions arising at meetings of the board shall be decided by a majority vote. Notwithstanding the foregoing, until the second anniversary of the Effective Date (as defined in the Plan of Arrangement attached to the articles of the Corporation), the removal of, or failure to reappoint, Mr. John McCluskey as president and chief executive officer of the Corporation and any modification or amendment to any employment or similar agreement with Mr. John McCluskey in effect at the Effective Date shall require the affirmative vote of not less than two-thirds of the disinterested directors. The affirmative vote of at least two-thirds of the disinterested directors shall be required to amend, repeal or modify this Section 2.7 or to adopt any bylaw provision or other resolution inconsistent with these arrangements. 2.8 Officers Each officer shall hold office during the pleasure of the board. Any officer may, however, resign at any time by giving notice to the Corporation. The directors hereby delegate to the president and chief executive officer of the Corporation the power to appoint or remove the officers of the Corporation, other than the chief executive officer, the chief financial officer, the chief operating officer, the chair or the president, if any, of the Corporation. The affirmative vote of at least two-thirds of the disinterested directors shall be required to amend, repeal or modify this Section 2.8 or to adopt any bylaw provision or other resolution inconsistent with these arrangements. ARTICLE 3 MEETINGS OF SHAREHOLDERS 3.1 Notice of Shareholders’ Meetings The board may call a meeting of shareholders by causing notice of the date, time and place of the meeting to be sent to each shareholder entitled to vote at the meeting, each director and the auditor. Such notice shall be sent no less than 21 days and no more than 50 days before the meeting, if the Corporation is an offering corporation (as defined in the Act), or no less than 10 days and no more than 50 days before the meeting if the Corporation is not an offering corporation.

-4- 3.2 Quorum at Meetings of Shareholders Two persons present and each holding or representing by proxy at least one issued share of the Corporation shall be a quorum of any meeting of shareholders for the purpose of selecting a Chair of the meeting and for the adjournment of the meeting to a fixed time and place but may not transact any other business; for all other purposes a quorum for any meeting shall be two persons present and holding or representing by proxy not less than 25% of the total number of votes attaching to the issued shares of the Corporation for the time being enjoying voting rights at such meeting. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting. Notwithstanding the foregoing, if the Corporation has only one shareholder, or only one shareholder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting. 3.3 Chairman’s Vote The chairman of any meeting of shareholders shall not have a second or casting vote. 3.4 Voting Unless the chairman of a meeting of shareholders directs a ballot, or a voting person demands one, each motion shall be voted upon by a show of hands. Each voting person has 1 vote in a vote by show of hands. A ballot may be directed or demanded either before or after a vote by show of hands. If a ballot is taken, a prior vote by show of hands has no effect. 3.5 Scrutineers The chairman of a meeting of shareholders may appoint for that meeting one or more scrutineers, who need not be voting persons. 3.6 Who May Attend Shareholders’ Meeting The only persons entitled to attend a meeting of shareholders are voting persons, the directors, the auditor and, if any, the chairman, the managing director and the President, as well as others permitted by the chairman of the meeting. 3.7 Meeting by Telephonic or Electronic Means A meeting of the shareholders may be held by telephonic or electronic means and a shareholder who, through those means, votes at the meeting or establishes a communications link to the meeting shall be deemed for the purposes of the Act to be present at the meeting.

-5- ARTICLE 4 SECURITY CERTIFICATES, PAYMENTS 4.1 Certificates (a) Subject to Section 4.1(b), security certificates shall be in such form as the board may approve or the Corporation adopt. The president or the board may order the cancellation of any security certificate that has become defaced and the issuance of a replacement certificate for it when the defaced certificate is delivered to the Corporation or to a transfer agent or branch transfer agent of the Corporation. (b) Unless otherwise provided in the articles, the board may provide by resolution that any or all classes and series of shares or other securities shall be uncertificated securities, provided that such resolution shall not apply to securities represented by a certificate until such certificate is surrendered to the Corporation. 4.2 Cheques Any amount payable in cash to shareholders (including dividends payable in cash) may be paid by cheque drawn on any of the Corporation’s bankers to the order of each registered holder of shares of the class or series in respect of which such amount is to be paid. Cheques may be sent by delivery or first class mail to such registered holder at that holder’s address appearing on the register of shareholders, unless that holder otherwise directs in writing. By sending a cheque, as provided in this by-law, in the amount of the dividend less any tax that the Corporation is required to withhold, the Corporation discharges its liability to pay the amount of that dividend, unless the cheque is not paid on due presentation. 4.3 Cheques to Joint Shareholders Cheques payable to joint shareholders shall be made payable to the order of all such joint shareholders unless such joint shareholders direct otherwise. Such cheques may be sent to the joint shareholders at the address appearing on the register of shareholders in respect of that joint holding, to the first address so appearing if there is more than one, or to such other address as those joint shareholders direct in writing. 4.4 Non-Receipt of Cheques The Corporation shall issue a replacement cheque in the same amount to any person who does not receive a cheque sent as provided in this by-law, if that person has satisfied the conditions regarding indemnity, evidence of non-receipt and title set by the board from time to time, either generally or for that particular case. 4.5 Currency of Dividends Dividends or other distributions payable in cash may be paid to some shareholders in Canadian currency and to other shareholders in equivalent amounts of a currency or currencies other than Canadian currency. The board may declare dividends or other distributions in any currency or in alternative currencies and make such provisions as it deems advisable for the payment of such dividends or other distributions.

-6- ARTICLE 5 SIGNATORIES, INFORMATION 5.1 Signatories Except for documents executed in the usual and ordinary course of the Corporation’s business, which may be signed by any officer or employee of the Corporation acting within the scope of his or her authority, the following are the only persons authorized to sign any document on behalf of the Corporation: (a) any individual appointed by resolution of the board to sign the specific document, that type of document or documents generally on behalf of the Corporation; or (b) any director or any officer appointed to office by the board. Any document so signed may, but need not, have the corporate seal of the Corporation applied, if there is one. 5.2 Facsimile or Electronic Signatures The signature of any individual authorized to sign on behalf of the Corporation may, if specifically authorized by resolution of the board, be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced or may be an electronic signature. Anything so signed shall be as valid as if it had been signed manually, even if that individual has ceased to hold office when anything so signed is issued or delivered, until revoked by resolution of the board. 5.3 Restriction on Information Disclosed Except as required by the Act or authorized by the board, no shareholder is entitled by virtue of being a shareholder to disclosure of any information, document or records respecting the Corporation or its business. 5.4 Financial Year End The financial year of the Corporation shall terminate on a date to be determined by the directors of the Corporation and thereafter on the anniversary date thereof in each year, until changed by resolution of the directors of the Corporation.

-7- ARTICLE 6 PROTECTION AND INDEMNITY 6.1 Transactions with the Corporation No director or officer shall be disqualified, by virtue of being a director, or by holding any other office of, or place of profit under, the Corporation or any body corporate in which the Corporation is a shareholder or is otherwise interested, from entering into, or from being concerned or interested in any manner in, any contract, transaction or arrangement made, or proposed to be made, with the Corporation or any body corporate in which the Corporation is interested and no such contract, transaction or arrangement shall be void or voidable for any such reason. No director or officer shall be liable to account to the Corporation for any profit arising from any such office or place of profit or realized in respect of any such contract, transaction or arrangement. Except as required by the Act, no director or officer must make any declaration or disclosure of interest or, in the case of a director, refrain from voting in respect of any such contract, transaction or arrangement. 6.2 Limitation of Liability Subject to the Act, no director or officer shall be liable for: (a) the acts, receipts, neglects or defaults of any other person; (b) joining in any receipt or act for conformity; (c) any loss, damage or expense to the Corporation arising from the insufficiency or deficiency of title to any property acquired by or on behalf of the Corporation; (d) the insufficiency or deficiency of any security in or upon which any moneys of the Corporation are invested; (e) any loss, damage or expense arising from the bankruptcy, insolvency, act or omission of any person with whom any monies, securities or other property of the Corporation are lodged or deposited; (f) any loss, damage or expense occasioned by any error of judgment or oversight; or (g) any other loss, damage or expense related to the performance or non-performance of the duties of that individual’s office. 6.3 Contracts on Behalf of the Corporation Subject to the Act, any contract entered into, or action taken or omitted, by or on behalf of the Corporation shall, if duly approved by a resolution of the shareholders, be deemed for all purposes to have had the prior authorization of the shareholders. 6.4 Indemnity of Directors and Officers As required or permitted by the Act, the Corporation shall indemnify each Indemnified Person (as defined in this section) against all costs, charges and expenses, including an

-8- amount paid to settle an action or satisfy a judgment, which that Indemnified Person reasonably incurs in respect of any civil, criminal or administrative, investigative or other proceeding to which that Indemnified Person is made a party by reason of being or having been a director or officer of the Corporation or of a body corporate or by reason of having acted in a similar capacity for an entity if: (a) the Indemnified Person acted honestly and in good faith with a view to the best interests of the Corporation or as the case may be, to the interests of the other entity; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Person had reasonable grounds for believing that the conduct was lawful. “Indemnified Person” means (c) each director and former director of the Corporation; (d) each officer and former officer of the Corporation; (e) each individual who acts or acted at the Corporation’s request as a director or officer of a body corporate or an individual acting in a similar capacity of another entity; and (f) the respective heirs and legal representatives of each of the persons designated in the preceding paragraphs (a) through (c). 6.5 Advances by the Corporation The Corporation shall advance monies to an Indemnified Person for the costs, charges and expenses of a proceeding referred to in Section 6.4 provided the Indemnified person shall repay such monies if the Indemnified person does not fulfil the duties of Subsections 6.4(a) and (b). 6.6 Indemnities Not Limiting The provisions of this Article 6 shall be in addition to and not in substitution for any rights, immunities and protections to which an Indemnified Person is otherwise entitled under the Act or as the law may permit or require. 6.7 Insurance Subject to the Act, the Corporation may purchase and maintain such insurance for the benefit of any individual referred to in Subsection 6.4 as the board may determine.

-9- ARTICLE 7 NOTICES 7.1 Procedure for Sending Notices Notice shall be deemed to have been sufficiently sent if sent in writing to the address of the addressee on the books of the Corporation and delivered in person, sent by prepaid first class mail or sent by any telephonic or electronic means of sending messages, including telex or facsimile transmission, which produces a paper record. Notice shall not be sent by mail if there is any general interruption of postal services in the municipality in which or to which it is mailed. Each notice so sent shall be deemed to have been received on the day it was delivered or sent by telephonic or electronic means or on the fifth day after it was mailed. 7.2 Notices to Successors in Title Notice to a shareholder is sufficient notice to each successor in title to that shareholder until the name and address of that successor have been entered on the Corporation’s share register. 7.3 Notice to Joint Shareholders Notice to one joint shareholder is sufficient notice to all of them. Such notice shall be addressed to all such joint shareholders and sent to the address for them on the Corporation’s register of shareholders, or to the first such address if there is more than one. 7.4 Signatures on Notices The signature on any notice or other communication or document to be sent by the Corporation may be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced or may be an electronic signature. 7.5 Omission of Notice Does Not Invalidate Actions All actions taken at a meeting in respect of which a notice has been sent shall be valid even if: (a) by accident, notice was not sent to any person; (b) notice was not received by any person; or (c) there was an error in a notice that did not affect the substance of that notice. 7.6 Waiver of Notice Any person entitled to notice under the Act, the articles or the by-laws may waive that notice. Waiver, either before or after the event referred to in the notice, shall cure any default in sending that notice.

-10- ARTICLE 8 REPEAL OF FORMER BY-LAWS 8.1 Former By-Laws May be Repealed Subject to Section 2.7 and Section 2.8, the board may repeal one or more by-laws by passing a by-law that contains provisions to that effect. 8.2 Repeal of By-Laws All previous by-laws of the Corporation are repealed. 8.3 Effect of Repeal of By-Laws The repeal of any by-law in whole or part shall not in any way affect the validity of any act done or right, privilege, obligation or liability acquired or incurred thereunder prior to such repeal. All directors, officers and other persons acting under any by-law repealed in whole or part shall continue to act as if elected or appointed under the provisions of this by-law.

BY-LAW NO. 2 A by-law relating to the nomination of persons for election to the board of directors of: ALAMOS GOLD INC. (the “Corporation”) Nomination of Directors 1. Nomination Procedures. Except as otherwise provided by applicable law, the articles of the Corporation (the “Articles”) or the by-laws of the Corporation, only persons who are nominated in accordance with the following procedures will be eligible for election as a director of the Corporation. Nominations of a person for election to the board of directors of the Corporation (the “Board”) may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors, (a) by or at the direction of the Board or an authorized officer of the Corporation, including, without limitation, pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act (Ontario) (the “Act”) or a requisition of the shareholders made in accordance with the provisions of the Act; or (c) by any person (a “Nominating Shareholder”) (i) who, at the close of business on the date of the giving of the notice provided for in Section 3 below and on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting, and (ii) who complies with the notice procedures set forth below in this By-law No. 2. 2. Nominations for Election. The procedures set out in this By-law No. 2 will be the exclusive means for any person to bring nominations for election to the Board before any annual or special meeting of shareholders of the Corporation. 3. Timely Notice. In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation at the registered office of the Corporation in accordance with this By-law No. 2. 4. Manner of Timely Notice. To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made:

- 12 - (a) in the case of an annual meeting of shareholders, not less than 30 prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 50 days after the date (the “Notice Date”) on which the first Public Announcement (as defined below) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth day following the Notice Date; and (b) in the case of a special meeting (other than an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth day following the day on which the first Public Announcement of the date of the special meeting of shareholders was made. 5. Proper Form of Notice. To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth: (a) as to each person (a “Nominee”) whom the Nominating Shareholder proposes to nominate for election as a director: (i) the name, age, business address and residential address of the Nominee; (ii) the Nominee’s status as a “resident Canadian” (as such term is defined in the Act); (iii) the principal occupation, business or employment of the Nominee, both present and within the five years preceding the notice; (iv) the designation and number or principal amount of securities of the Corporation which are, directly or indirectly, controlled or directed, or which are owned beneficially or of record, by the Nominee or his or her associates or affiliates as of the record date for the meeting of shareholders (if such date has been made publicly available and has occurred) and as of the date of such notice and the date or dates on which such securities were acquired; (v) full particulars of all direct and indirect arrangements and understandings, between or among such Nominating Shareholder and beneficial owner, if any, and their respective Representatives, on the one hand, and the Nominee and his or her Representatives, on the other hand; (vi) any other information relating to the Nominee that would be required to be disclosed in a dissident’s information circular in connection with solicitations of proxies for election of directors pursuant to the Act or Applicable Securities Laws (as defined below); and

- 13 - (vii) a duly completed personal information form in respect of the Nominee in the form prescribed by the principal stock exchange on which the securities of the Corporation are then listed for trading; (b) as to the Nominating Shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made: (i) the name and address of such Nominating Shareholder, as they appear on the Corporation’s securities register, and of such beneficial owner, if any, and of their respective Representatives; (ii) the designation and number or principal amount of securities of the Corporation which are, directly or indirectly, controlled or which are owned beneficially or of record by such Nominating Shareholder, such beneficial owner, if any, or any of their respective Representatives and the date or dates on which such securities were acquired; and (iii) any other information that would be required to be made in a dissident’s information circular in connection with solicitations of proxies for election of directors pursuant to the Act or Applicable Securities Laws. 6. Notice to be updated. In addition, to be considered timely and in proper written form, a Nominating Shareholder’s notice will be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice will be true and correct as of the date that is ten days prior to the date of the meeting, or any adjournment or postponement thereof. 7. Shareholder Discussion. No person will be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this By-law No. 2; provided, however, that nothing in this By-law No. 2 will be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. 8. Disclosure of Nominee Information. The Corporation shall make all information requested and received from the Nominee and Nominating Shareholder publicly available to the shareholders of the Corporation. 9. Delivery of Notice. Notwithstanding any other provision of the by-laws of the Corporation, notice given to the Secretary of the Corporation pursuant to this By-law No. 2 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and will be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a Business Day or later than 5:00 p.m. (Eastern Time) on a day which is a Business Day, then such delivery or electronic

- 14 - communication will be deemed to have been made on the subsequent day that is a Business Day. 10. Board Discretion. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this By-law No. 2. 11. Definitions. For purposes of this By-law No. 2: (a) “Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada. (b) “Business Day” means any day other than a Saturday, Sunday or statutory holiday in the Province of Ontario. (c) “person” includes individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and any domestic or foreign legislative, executive, judicial or administrative body or person having or purporting to have jurisdiction in the relevant circumstances. (d) “Public Announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com. (e) “Representative” of a person means the affiliates and associates of such person, all persons acting jointly or in concert with any of the foregoing, and the affiliates and associates of any of such persons acting jointly or in concert. The by-laws of the Corporation, as amended from time to time, will be read together and will have effect, so far as practicable, as though all the provisions thereof were contained in one by- law of the Corporation.